[TriMas Corporation Letterhead]

March 31, 2011

Re:	TriMas Corporation
Form S-3 (File No. 333-172525)

Ladies and Gentlemen:

Attached for filing with the Securities and Exchange Commission (the “Commission”) on the behalf of TriMas Corporation (the “Company”) pursuant to the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (together with exhibits, the “Registration Statement”), submitted electronically via the EDGAR system.

Please note that the Registration Statement includes disclosure in response to the Staff’s comments contained in its letter dated March 25, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-3 filed February 28, 2011 (File No. 333-172525) (the “Existing Registration Statement”).

Set forth below, for the convenience of the Staff, are the Staff’s comments contained in the Comment Letter and immediately below each comment is the Company’s response.  Unless otherwise noted, all page references in the Staff’s comments are to the Existing Registration Statement.

General

1.              We note that you are proposing to register the resale of up to 11,904,972 shares by Heartland Industrial Partners, L.L.C.  Based on your disclosure on the cover of your Form 10-K for the year ended December 31, 2010, as of February 23, 2011 you had approximately 34,065,856 shares of common stock outstanding.  Thus, it appears that you are selling approximately 35% of your public float.

Because of the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates; as well as the nature of the selling shareholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering.  Please advise us of the company’s basis for determining that the transaction is eligible under Rule 415(a)(1)(i).  Alternatively, please identify the selling shareholder as an underwriter.

The Company acknowledges the Staff’s comment and respectfully submits that the facts and circumstances compel the conclusion that the offering by Heartland Industrial Associates, L.L.C. (collectively with its funds and affiliates, the “Selling Shareholder”) pursuant to the Registration Statement is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Staff’s primary guidance for analyzing whether a transaction is a primary or secondary offering is set forth in the Compliance and Disclosure Interpretations (formerly known as the Telephone Interpretations Manual, the “Interpretations”), Interpretation D.29, which states:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [emphasis added]

The Company has provided its analysis of each of the items set forth in the last sentence of Interpretation D.29 in the discussion below.

a.             How long the selling shareholders have held the shares and the circumstances under which they received them

In 1998, the Company was acquired by Metaldyne Corporation (“Metaldyne”) (which was then named MascoTech, Inc.) and, in November 2000, Metaldyne was acquired by an investor group led by the Selling Shareholder.  On June 6, 2002, an investor group led by the Selling Shareholder acquired 66% of the Company’s fully diluted common equity from Metaldyne.  Upon the consummation of the Company’s initial public offering on May 17, 2007, the Selling Shareholder retained control of approximately 45.2% of the Company’s voting stock.

As a result of the Selling Shareholder having been the largest investor in the Company indirectly since November 2000 and directly since June 2002, the Company respectfully submits that the Selling Shareholder purchased the shares for investment purposes and did not acquire its securities with the purpose or intent of effecting a distribution in violation of the Securities Act.

b.             The selling shareholders’ relationship to the issuer

The Company, the Selling Shareholder and certain other parties are party to a Shareholders Agreement.  As a result of dispositions of the Company’s common equity by the Selling Shareholder and the other parties to the Shareholders Agreement since the Company’s initial public offering, the Selling Shareholder is no longer entitled to elect a majority of the Company’s Board of Directors pursuant to the terms of the Shareholders Agreement.  There are no arrangements or understandings between any of the Company’s directors on the one hand and the Selling Shareholder on the other hand pursuant to which a director was selected.

As a result of potential access by the Selling Shareholder to material non-public information, the Company does not expect that the Selling Shareholder will be active in the market for the Company’s stock unless it is confident that any such activity is in full compliance with applicable law.

In addition, and as discussed below, the Company respectfully notes that the Staff has previously allowed sales by affiliates of an issuer through secondary offerings on Form S-3, even in circumstances where such affiliates owned significantly more than one-third of the issuer’s public float.

c.             The amount of shares involved

The Company acknowledges the Staff’s concern with respect to the magnitude of the proposed offering being registered for resale relative to the number of shares held by non-affiliates, and respectfully submits that Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides: “A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” [emphasis added]

This interpretive position appears to indicate that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the affiliate is acting as a conduit for the issuer.  As detailed below, Company respectfully advises the Staff that the Selling Shareholder is not acting as an underwriter or conduit for the Company.

d.             Whether the selling shareholders are in the business of underwriting securities

The Company respectfully advises the Staff that the Selling Shareholder is not in the business of underwriting securities, but rather it is a private investment fund that buys and sells portfolio securities for its own account.  In addition, the Selling Shareholder has represented to the Company that the shares were purchased for its own account for investment purposes only and not with an intention to distribute in violation of the Securities Act.  There is no factual basis that demonstrates that those representations and warranties are untrue.  We note that the Selling Shareholder is not a registered broker-dealer, has never served as an underwriter in any offering of securities, in the past has utilized an underwriter to dispose of certain of its shares of the Company and will not be compensated in connection with the offering under the Registration Statement (other than retaining all of the proceeds of the offering).  Thus we respectfully submit that the Selling Shareholder should not be construed as an underwriter.

e.                                       Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The Staff has recognized that affiliates of an issuer are not necessarily conduits for the issuer.  In the Staff’s Interpretation D.38, the Staff responded regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings.  The response states, in relevant part, that: “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers.  Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

As detailed above, the characteristics of the Selling Shareholder are not consistent with offerings in which the selling shareholder is acting like an underwriter or as a conduit for the issuer.  In addition, as the Selling Shareholder is not in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the Selling Shareholder, the Company believes that the offering the Company seeks to register is a valid secondary offering.

Conclusion

For the reasons discussed above, the Company respectfully requests that the Staff permit the offering by the Selling Shareholder pursuant to the Registration Statement as a secondary offering, eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Fee Table

2.              In footnote 1, you state that you may sell the securities separately or as units.  Please revise your fee table and prospectus cover page to list the units as securities.  Please make changes throughout your prospectus accordingly.

The Company has decided not to register units and has revised the Registration Statement accordingly.

Selling Stockholders, page 31

3.              Please revise your disclosure to discuss how and when the selling stockholder acquired the shares of common stock.

The Company has revised the Registration Statement accordingly.

4.              We note your disclosure in the first sentence of the third paragraph.  Please revise your disclosure to specifically discuss any material relationships the selling stockholder has had with you or your affiliates during the past three years.

The Company has revised the Registration Statement accordingly.

Undertakings, page II-6

5.              Please revise your disclosure to include the undertaking required by Items 512(i) and (j) of Regulation S-K.

The Company has revised the Registration Statement accordingly.

Signatures, page II-9

6.              Please revise the signature page to list your company name above Mr. Wathen’s signature.  Please refer to the Signatures section of Form S-3.

The Company has revised the Registration Statement accordingly.

7.              Please revise the signature pages of the co-registrants to clearly identify the individuals serving as the principal executive officer, principal financial officer and principal accounting officer or controller.  Please refer to Instruction 1 to the Signatures section of Form S-3.

The Company has revised the Registration Statement accordingly.

Exhibit Index, page II-30

8.                      We note that you have not yet filed Exhibits 1.1(a), 1.2(a), 4.3(a) and 4.4(a).  Please be advised that we will not accept a request for acceleration of effectiveness of your registration statement until you have filed these exhibits.

Exhibits 1.1(a) and 1.2(a) have been filed as exhibits to the Registration Statement.  Exhibits 4.3(a) and 4.4(a) are included in Exhibits 4.1(b) and 4.2(b), respectively, and the Exhibit Index to the Registration Statement has been revised accordingly.

Exhibits 25.1 and 25.2

9.                      Please note that you may not file these exhibits with a post-effective amendment or as exhibits to an Exchange Act report.  You may file the Forms T-1 as exhibits in a pre-effective amendment to your registration statement.  If you are relying on Section 305(b)(2) to designate the trustee on a delayed basis, then you must separately file the Forms T-1 under the electronic form type “305B2.”  For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Interpretive Response 206.01.

The Company is relying on Section 305(b)(2) to designate the trustee on a delayed basis and will separately file the Forms T-1 under the electronic form type “305B2.”

Exhibit 5.1

10.               Please have counsel revise the opinion to include opinions for the guarantees and the units.

As set forth in the Company’s response to Comment 2, the Company has decided not to register units and has revised the Registration Statement accordingly.  The Opinion of Cahill Gordon & Reindel LLP has been revised to include opinions for the guarantees.  Please see Exhibit 5.1 to the Registration Statement.

11.               Please have counsel revise the opinion to define “Security” in the first sentence of the second paragraph on the second page of the opinion.

The Opinion of Cahill Gordon & Reindel LLP has been revised accordingly.  Please see Exhibit 5.1 to the Registration Statement.

In addition, the Company acknowledges that, at the time the Company requests effectiveness of the Registration Statement, the Company will provide the acknowledgement letter requested in the Comment Letter.

Please call the undersigned at (248) 631-5497 should you have any questions or comments with regard to this matter.

Sincerely,

/s/ Joshua A. Sherbin
Joshua A. Sherbin
Vice President and General Counsel

Chambre Malone

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C.  20549

Douglas Horowitz

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

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